

April 9, 2013

Via E-Mail
Margaret R. Cohen, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
1 Beacon Street, 31st Floor
Boston, MA 02108

>   **Re: Forrester Research, Inc.**
>   **Amendment No. 1 to Schedule TO-I filed April 3, 2013**
>   **Schedule TO-I filed April 3, 2013**
>   **File No. 5-50099**

Dear Ms. Cohen:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule TO

1. We note that you have disclosed that the issuer will purchase not more than $130 million in cash for its shares of common stock. Please revise to disclose the total number of shares of common stock sought in the offer, as required by Item 1004(a)(1)(i) of Regulation M-A. See e.g., Alliance Semiconductor Corporation No-Action Letter dated September 22, 2006. Please also revise to ensure that at least ten business days remain in the offer from the date that the notice of the total number of shares being sought is provided to security holders.

Conditions of the Exchange Offer, page

2. Please refer to the language relating to your failure to exercise any of the rights described in this section. This language implies that once a condition is triggered, you must decide whether or not to assert it. Please note that when a condition is

Margaret R. Cohen, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
April 9, 2013
Page 2

triggered and you decide to proceed with the offer anyway, the staff believes that this constitutes a waiver of the triggered condition. Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language suggests, simply fail to assert a triggered condition and effectively waive it without officially doing so. Please confirm your understanding supplementally, or revise your disclosure.

Exhibits

3. Please revise and refile the letter of transmittal to disclose the total number of shares sought in the offer.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions

Margaret R. Cohen, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
April 9, 2013
Page 3